Contact

www.linkedin.com/in/stanleyhkim (LinkedIn)

Stanley Kim

Co-Founder @
United States

Summary

Stanley Kim is an entrepreneur with a passion for innovation. His colleagues warmly refer him as an eclectic or parallel entrepreneur having founded several technology (healthcare and software) companies that develop products which enhance or better people's lives. Stanley has been fortunate enough to work with leading technologists and research institutes in the world which act as the foundation for his companies.

Experience

WinSanTor
CEO and Co-Founder
December 2011 - Present (11 years 9 months)
San Diego

nGoggle
Co-Founder
September 2015 - Present (8 years)
San Diego

Alzo Biosciences
Co-Founder
October 2021 - Present (1 year 11 months)

TicketSocket
Something
December 2010 - Present (12 years 9 months)

Machine Perception Technologies (Emotient) acq by Apple
Co-Founder
December 2008 - January 2012 (3 years 2 months)
San Diego, California, United States

SoftMax (acq by Qualcomm)

Co Founder
January 1999 - December 2007 (9 years)

Salk Institute for Biological Studies
Director of Intellectual Property, Tech Transfer Office
September 1998 - March 2002 (3 years 7 months)
San Diego, California, United States

DLA Piper (formerly Gray Cary Ware & Freidenrich)
Intellectual Property Attorney
September 1996 - September 1998 (2 years 1 month)
San Diego, California, United States

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Education

University of California, Berkeley

High School